September 6, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549-3561

Re:	Tavia Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 9, 2024

Amendment No. 3 to Registration Statement on Form S-1

Filed August 15, 2024

File No. 333-280275

Dear Mr. Holt and Ms. Powell:

On behalf of Tavia Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance and Office of Real Estate & Construction of the Securities and Exchange Commission (the “Commission”) in the letter dated August 23, 2024, relating to the Company’s Amendments No. 2 and No. 3 to the Registration Statement on Form S-1 (File No. 333-280275). An electronic version of Amendment No. 4 (“Amendment No. 4”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 4, is referred to as the “Amended Registration Statement.”

For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1 filed August 9, 2024

General

1.	We note that this registration statement purports to register both the issuance of convertible preferred shares upon the conversion of the Class P ordinary shares in connection with the business combination and subsequent conversions of the convertible preferred shares into Class A ordinary shares. However, you have provided little disclosure about what the post-business combination preferred or ordinary shares will actually represent. We also note your disclosures that the “terms of the convertible preferred shares may be amended in connection with” the initial business combination; that you “might also consider amending the terms of the convertible preferred shares, including with respect to dividend rate or conversion price, if [you] believe it would make the consummation of the business combination more likely or reduce the number of public shares being redeemed in connection with such business combination”; and that the company retains the ability to pay dividends on the convertible preferred shares in kind at the combined company’s option. Although you have presented a hypothetical conversion price and an example of conversion, it appears that these hypothetical disclosed situations could bear very little resemblance to the terms of the securities upon actual conversion. It therefore appears that at this time you are unable to provide material required information regarding the terms of the underlying convertible preferred shares and their conversion into Class A ordinary shares that investors would need to make an informed investment decision. Please either revise to address this concern or explain why you believe it is appropriate to include the convertible preferred securities in this registration statement given the potential changes to the terms of those securities before their issuance.

Response: In response to the Staff’s comment and as discussed with the Staff, the Company has revised the Amended Registration Statement to remove the registration of the convertible preferred securities. The Company has added disclosure on the cover page and page 14 of the Amended Registration Statement regarding the Company’s intent to register the convertible preferred securities on the registration statement to be filed in connection with the Company’s initial business combination.

2.	In addition, it appears that you contemplate listing the Class P ordinary shares prior to the issuance of the convertible preferred securities. It is therefore unclear how such listing would be permissible given that Nasdaq’s rules generally require that for convertible securities, the underlying security must likewise be listed on the exchange. See, e.g., Nasdaq Rule 5410. Please explain how the listing of the Class P ordinary shares would comport with the Nasdaq Global Market’s requirements for convertible securities.

Response: In response to the Staff’s comment, the Company believes it is in compliance with the applicable Nasdaq rule regarding listing of the preferred shares and secondary classes of common stock, which is Nasdaq Rule 5415.

Specifically, Nasdaq Rule 5415(a) provides that when the primary equity security of the Company is listed on the Global Market or is a Covered Security (which is the case with Class A ordinary shares), the preferred stock or secondary class of common stock (which would apply to Class P ordinary shares) must meet all of the requirements set forth in (1) through (6) below:

(1) At least 200,000 Unrestricted Publicly Held Shares;

(2) A Market Value of Unrestricted Publicly Held Shares of at least $4,000,000;

(3) Minimum bid price of at least $4 per share;

(4) At least 100 Round Lot Holders and at least 50% of such Round Lot Holders must each hold Unrestricted Securities with a Market Value of at least $2,500;

(5) At least three registered and active Market Makers; and

(6) If the security is trading in the U.S. over-the-counter market as of the date of application, such security must have a minimum average daily trading volume of 2,000 shares over the 30 trading day period prior to listing, with trading occurring on more than half of those 30 days, unless such security is listed on the Exchange in connection with a firm commitment underwritten public offering of at least $4 million.

The Company believes that Class P ordinary shares will meet the requirements set forth in Nasdaq Rule 5415(a), including the number and market value of unrestricted publicly held shares, the round lot holder requirements as well as the market maker requirement. On behalf of the Company, we have discussed the requirements and the analysis set forth above with Nasdaq and they did not raise any objections to listing Class P ordinary shares on Nasdaq.

3.	We note the revisions made in response to prior comment 3 and partially reissue. Please provide additional disclosure throughout the prospectus regarding the potential to change the conversion price, such as when first discussing the conversion feature of the convertible preferred shares on the cover page and when discussing on page 11 the offering structure and how it differs from a traditional SPAC. Please also add a separate risk factor and revise to discuss the risks presented to Class A ordinary shareholders, given the conversion ratio may be changed in connection with the initial business combination.

Response: With respect to the first part of the Staff’s comment, the Company has added disclosure on page 11 of the Amended Registration Statement in response to the Staff’s comment. The Company respectfully notes that disclosure was previously added to the cover page regarding the potential to change the conversion price of the convertible preferred shares, and that the existing risk factor on page 46 of the Amended Registration Statement titled “We may amend the terms of convertible preferred shares to be issued upon conversion of Class P ordinary shares in connection with our initial business combination, which may negatively impact the value of our ordinary shares” discusses the risks to holders of the Class A ordinary shares given the potential to change the conversion ratio in connection with the initial business combination, including the potential dilutive effect on such shareholders.

Cover Page

4.	We note your response to prior comment 4 and reissue. While we note that you have provided the address of your agent for service of process, identification of a principal executive office is a requirement of Form S-1. Please also explain, in light of your statement that you do not maintain a physical office, why the company will pay $30,000 per month for office space, administrative and support services.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 9 and 100 of the Amended Registration Statement to reflect that the Company is a “remote-first” company and has no principal executive office, and providing means for shareholder communications required to be sent to the Company’s principal executive offices to be delivered to the Company’s agent for service of process. The Company has further revised the disclosure regarding the $30,000 fee throughout the Amended Registration Statement to remove references to office space, and to reflect that such fee is for administrative and support services, and has made a corresponding change to the form of administrative services agreement.

Permitted Purchases of Our Securities, page 88

5.	We note the representation relating to purchases of shares from public shareholders that “our registration statement/proxy statement filed for our initial business combination transaction would include a representation that any of our securities purchased by our sponsor, directors, executive officers, advisors or any of their affiliates would not be voted in favor of approving the business combination transaction.” It is unclear how such representation would be consistent with the letter agreement filed as Exhibit 10.1, which requires that such shareholders vote all shares held in favor of the business combination. Please reconcile or advise.

Response: We respectfully advise the Staff that the above-referenced representation specifically included language indicating that any such purchases would only occur subject to applicable securities laws. Accordingly, in the case where a business combination has been announced and the insider was restricted from purchasing and voting any shares, the above-referenced representation would not be applicable. Nevertheless, in response to the Staff’s comment, the Company has revised the form of letter agreement to exclude from the covenant in such agreement any ordinary shares purchased after the Company publicly announces its intention to engage in the applicable business combination.

Officer and Director Compensation, page 104

6.	Please disclose the founder shares the sponsor transferred to your independent directors in July 2024, as disclosed on page 8. See Item 402(r)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form S-1 filed August 15, 2024

Item 16. Exhibits and Financial Statement Schedules, page II-1

7.	Please amend to update your financial statements and related financial information. Refer to Rule 8-08 of Regulation S-X.

Response: The financial statements and related financial information in the Amended Registration Statement have been updated to June 30, 2024 as requested.

8.	To the extent that the class A ordinary shares underlying the convertible preferred shares remain registered, see comment 1 above, please revise the opinion filed as Exhibit 5.1 to address whether the Class A ordinary shares underlying the convertible preferred shares underlying the Class P ordinary shares included as part of the units will be validly issued, fully paid, and non-assessable. For guidance, refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

Response: The Company respectfully advises the Staff that, as discussed in the response to Comment No.1, above, the Company is no longer registering the convertible preferred shares on the Amended Registration Statement; accordingly, it is also not registering the Class A ordinary shares underlying the convertible preferred shares.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (703)749-1386.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Jason Simon
Jason Simon, Esq.

cc:	Kanat Mynzhanov, Chief Executive Officer, Tavia Acquisition Corp.

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